

Mail Stop 4546

October 3, 2016

<u>Via E-mail</u>
Ms. Maria Teresa Hilado
Chief Financial Officer
Allergan plc
Clonshaugh Business and Technology Park
Coolock
Dublin, D17 E400
Ireland

> **Re: Allergan plc**
> **Form 8-K**
> **Filed August 8, 2016**
> **File No. 001-36867**

Dear Ms. Hilado:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Exhibit 99.1 Press Release dated August 8, 2016</u>
<u>General</u>

1.   Since January 1, 2014, you have reported GAAP net losses from continuing operations of $5.8 billion. During that same period, you have added back over $15 billion of expenses to those GAAP losses to arrive at non-GAAP net income from continuing operations of approximately $9.5 billion. Given the magnitude and frequency of your adjustments, please choose a different label for this measure that does not imply such a close relationship with GAAP. In addition, discontinue presenting this measure on a per share basis because it is, in substance, a liquidity measure that is similar to your operating cash flows. See Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Second Quarter 2016 Continuing Operations

2.   Branded Net Revenues appears to be a non-GAAP measure derived from applying individually tailored accounting principles in order to show revenues higher than those reported under GAAP. Please tell us how you considered the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Table 5

3.   We note that you exclude restructuring program costs, integration of acquisitions costs, and legal settlement costs from your adjusted non-GAAP income measure. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. In your response, please tell us the significant components of each of the expenses for each of the last three years and the latest interim period with comparable amounts for the 2015 interim period.

4.   Please explain to us in detail how you calculated the tax effects of your non-GAAP adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3426.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance